Filed by Vivendi
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                      Subject Company:  The Seagram Company Ltd.
                                                      Commission File No. 1-2275

                                                                             and

                                               Subject Company:  Canal Plus S.A.
                                                     Commission File No. 82-2270
                                                                October 12, 2000



[UNIVERSAL LOGO]           STACEY SNIDER


                               UNIVERSAL PICTURES


                                                        [VIVENDI UNIVERSAL LOGO]

                           IMPORTANT LEGAL DISCLAIMER


- These documents contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these documents address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+'s and Seagram's businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Vivendi, Canal+ and Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram, on June 20, 2000.




                                                        [VIVENDI UNIVERSAL LOGO]

-----------------------------------------------------
              UNIVERSAL PICTURES                                           WE'RE  NOT  JUST
               IS CREATIVELY AND                                          MANAGING A STUDIO
                     FINANCIALLY                                          WE'RE MANAGING A
                STRONGER THAN IT                                           TURNAROUND STORY
               HAS BEEN IN YEARS
                                                                        YOU MAY HAVE IN MIND
-----------------------------------------------------                    HISTORICAL LOSSES

                                                                         YOU MAY ASSUME WE
                                                                        STILL HAVE OLD STYLE
                                                                        HOLLYWOOD MANAGEMENT



                                                        [VIVENDI UNIVERSAL LOGO]

-------------------------------------------------
            UNIVERSAL PICTURES                                                 THAT IS NO LONGER
             IS CREATIVELY AND                                                   ACCURATE AND IT
                   FINANCIALLY                                                  NO LONGER APPLIES
              STRONGER THAN IT
             HAS BEEN IN YEARS

-------------------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]


-------------------------------------------------
              UNIVERSAL PICTURES                                             WE HAVE RETURNED TO
               IS CREATIVELY AND                                               PROFITABILITY AND
                     FINANCIALLY                                              EXPECT TO GROW BY
                STRONGER THAN IT                                                STICKING TO A
               HAS BEEN IN YEARS                                               DISCIPLINED PLAN

-------------------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]

----------------------------------------------------------
          IN ORDER TO IMPROVE                                        TODAY, PROCESS IS EVERYTHING
                OUR FINANCIAL
          RETURNS, WE HAD  TO                                        PROCESSES THAT REQUIRE:
           CHANGE THE CULTURE                                        - RIGOR
                 AT UNIVERSAL                                        - DEBATE
                                                                     - ACCOUNTABILITY
----------------------------------------------------------           - FLEXIBITY
                                                                     - CONSENSUS BUILDING

                                                        [VIVENDI UNIVERSAL LOGO]

-------------------------------------------------

             IN ORDER TO IMPROVE                                     AND WITH OUR
                    OUR FINANCIAL                                   BUSINESS PROCESSES
              RETURNS, WE HAD TO                                      NOW IN PLACE,
              CHANGE THE CULTURE                                    WE'RE CONFIDENT
                    AT UNIVERSAL

                                                                     A CONSISTENT
                                                                  AND PROFITABLE SLATE
                                                                    IS ACHIEVABLE
--------------------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]


-------------------------------------------------
                                                                SLATE MANAGEMENT

                                                                PROCESS ACCOUNTABLITY
               WE CHANGED
             OUR BUSINESS                                       RISK PROTECTION
          FUNDAMENTALS IN
            4 BASIC AREAS                                       LEVERAGING OPPORTUNITY
------------------------------------------------                   ACROSS DIVISIONS



                      WHICH ENABLES US TO WORK WITHIN THE
                           CORPORATE MANDATE TO LIMIT
                              PRODUCTION SPENDING
                                                        [VIVENDI UNIVERSAL LOGO]


-------------------------------------------------            -------------------------
               WE CHANGED                                        SLATE MANAGEMENT
             OUR BUSINESS                                       PROCESS ACCOUNTABLITY
          FUNDAMENTALS IN                                        RISK PROTECTION
            4 BASIC AREAS                                      LEVERAGING OPPORTUNITY
                                                                  ACROSS DIVISIONS
------------------------------------------------              -------------------------

                               AND TO DEMONSTRATE
                           IMPROVED FINANCIAL RETURNS

                                                        [VIVENDI UNIVERSAL LOGO]

                                     SLATE
                                   MANAGEMENT





                                                        [VIVENDI UNIVERSAL LOGO]

                            UPG PLANS FILMS OVER A 24 MONTH
                             PERIOD WHICH ARE DETERMINED BY

-----------------------        ------------------------            -----------------------
        NUMBER                           GENRE                           DESCRIPTION

     14-16 FILMS                        THRILLER                          TENTPOLE

       PER YEAR                          DRAMA                             EVENT

                                         COMEDY                           PORTFOLIO

                                        ROMANCE

                                    ACTION/ADVENTURE

                                                        [VIVENDI UNIVERSAL LOGO]

-------------------------------------------------------------------------------

THE PLANNING PROCESS PERMITS
ENOUGH DEPTH IN THE PROGRAM TO

- FILL SLOTS WHEN A FILM FAILS TO
COME TOGETHER

- PLAN MULTI-MILLION DOLLAR PROJECTS
IN A SANE AND RESPONSIBLE MANNER

--------------------------------------------------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

                --------------------------------------
                             FILM PLANNING
                --------------------------------------

--------------------         2 - 3 PER YEAR     --------------------
[DR. SEUSS
HOW THE                                           [JURASSIC PARK III
GRINCH                                                POSTER]
STOLE CHRISTMAS!
POSTER]
--------------------                            --------------------
                    [arrow logo]     [arrow logo]

                               TENTPOLE
                                 FILMS

------------------           [arrow logo]        --------------------
  SPECIAL EFFECTS                                       CROSS
     DRIVEN                                          PROMOTABLE
------------------                                -------------------

                        --------------------
                               [THE
                               MUMMY
                              RETURNS
                               POSTER]
                        ---------------------

                                                        [VIVENDI UNIVERSAL LOGO]

                -----------------------------------------------------
                                FILM PLANNING
                -----------------------------------------------------

---------------------                                -----------------------
[MEET THE                                                [THE FAMILY MAN
PARENTS                        4 - 6 PER YEAR                 POSTER]
POSTER]
---------------------                                 ---------------------
                       [arrow logo]   [arrow logo]
                                  EVENT
                                  FILMS

----------------               [arrow logo]                ---------------
     STAR                                                       STORY
    DRIVEN                                                      DRIVEN
----------------                                           ---------------

                              ---------------
                                 [CAPTAIN
                                 CORELLI'S
                                 MANDOLIN]
                              ----------------


                                                        [VIVENDI UNIVERSAL LOGO]

             -----------------------------------------------------
                                 FILM PLANNING
             -----------------------------------------------------

---------------------                                -----------------------
[BRING IT ON                                                 [JOSIE
                               4 - 6 PER YEAR            AND THE PUSSYCATS
POSTER]                                                       POSTER]
---------------------                                 ---------------------
                        [arrow logo]   [arrow logo]

                                  SMALLER
                                 PORTFOLIO
                                   FILMS

----------------                                          ---------------
[AMERICAN               [arrow logo]   [arrow logo]           [REDINE
 PIE                                                           POSTER]
 POSTER]
----------------                                           ---------------

  ----------------      --------------------------     --------------------
       [NICHE           [OTHER STUDIOS MARGINALIZE         [CROSSOVER
      ORIENTED]             THEIR SMALL FILMS.              POTENTIAL]
  ----------------          WE EVENTIZE THEM]          --------------------
                        --------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

                             THE COMBINATION OF


--------------------                            ---------------------------

    SLATE                                             SCHEDULING OVER
 COMPOSITION                     ---->                    24 MONTH
                                                          TIMEFRAME
--------------------                            ---------------------------

                                 YIELDS

                                                        [VIVENDI UNIVERSAL LOGO]

--------------------       -----------------------        ---------------------
JANUARY 2000                    FEBRUARY 2000                   MARCH 2000

THE HURRICANE 1/14                                         ERIN BROCKOVICH 3/17
ISN'T SHE GREAT 1/28                                        THE SKULLS 3/31
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2000                      MAY 2000                        JUNE 2000

U-571 4/21                     GLADIATOR (INT'L)            ADVENTURES OF ROCKY
FLINTSTONES IN VIVA            SCREWED 5/12                 AND BULLWINKLE 6/30
ROCK VEGAS 4/28
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2000                       AUGUST 2000                    SEPTEMBER 2000

NUTTY PROFESSOR II:             BRING IT ON 8/25                THE WATCHER 9/8
THE KLUMPS 7/30
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2000                     NOVEMBER 2000                 DECEMBER 2000

MEET THE PARENTS 10/6           THE GRINCH 11/17           THE FAMILY MAN 12/15
 BILLY ELLIOT 10/13        -----------------------         --------------------
-------------------

                          A BALANCED RELEASE SCHEDULE



                                                        [VIVENDI UNIVERSAL LOGO]

--------------------       -----------------------        ---------------------
JANUARY 2000                    FEBRUARY 2000                   MARCH 2000

THE HURRICANE 1/14                                         ERIN BROCKOVICH 3/17
ISN'T SHE GREAT 1/28                                        THE SKULLS 3/31
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2000                      MAY 2000                        JUNE 2000

U-571 4/21                     GLADIATOR (INT'L)            ADVENTURES OF ROCKY
FLINTSTONES IN VIVA            SCREWED 5/12                 AND BULLWINKLE 6/30
ROCK VEGAS 4/28
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2000                       AUGUST 2000                    SEPTEMBER 2000

NUTTY PROFESSOR II:             BRING IT ON 8/25                THE WATCHER 9/8
THE KLUMPS 7/30
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2000                     NOVEMBER 2000                 DECEMBER 2000

MEET THE PARENTS 10/6           THE GRINCH 11/17           THE FAMILY MAN 12/15
BILLY ELLIOT 10/13
-------------------        -----------------------         --------------------

                    WE LOOK TO SCHEDULE ACROSS THE CALENDAR
                      WITH NO MORE THAN 2 FILMS PER MONTH


                                                        [VIVENDI UNIVERSAL LOGO]
L

--------------------       -----------------------        ---------------------
JANUARY 2000                    FEBRUARY 2000                   MARCH 2000

THE HURRICANE 1/14                                         ERIN BROCKOVICH 3/17
ISN'T SHE GREAT 1/28                                        THE SKULLS 3/31
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2000                      MAY 2000                        JUNE 2000

U-571 4/21                     GLADIATOR (INT'L)            ADVENTURES OF ROCKY
FLINTSTONES IN VIVA            SCREWED 5/12                 AND BULLWINKLE 6/30
ROCK VEGAS 4/28
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2000                       AUGUST 2000                    SEPTEMBER 2000

NUTTY PROFESSOR II:             BRING IT ON 8/25                THE WATCHER 9/8
THE KLUMPS 7/30
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2000                     NOVEMBER 2000                 DECEMBER 2000

MEET THE PARENTS 10/6           THE GRINCH 11/17            THE FAMILY MAN 12/15
BILLY ELLIOT 10/13
-------------------        -----------------------         --------------------

                           WHERE FILMS ARE TIMED TO
                             AUDIENCE AVAILABILITY



                                                        [VIVENDI UNIVERSAL LOGO]

--------------------       -----------------------        ---------------------
  JANUARY 2000                    FEBRUARY 2000             ERIN
THE HURRICANE 1/14                                          BROCKOVICH
ISN'T SHE GREAT 1/28                                        MARCH 17, 2000
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
                                                                JUNE 2000
 [U-571 GRAPHIC]             [GLADIATOR GRAPHIC]           ADVENTURES OF ROCKY
                                                            AND BULLWINKLE 6/30
 APRIL 21, 2000                  MAY 5, 2000
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2000                                                      SEPTEMBER 2000

NUTTY PROFESSOR II:         [BRING IT ON GRAPHIC]            THE WATCHER 9/8
THE KLUMPS 7/30                AUGUST 25, 2000
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
                                 NOVEMBER 2000                 DECEMBER 2000

   [MEET THE                    THE GRINCH 11/17            THE FAMILY MAN 12/15
 PARENTS GRAPHIC]
 OCTOBER 6, 2000
-------------------        -----------------------         --------------------

MORE THAN EVER IN OUR HISTORY, UPG HAS ADOPTED AGGRESSIVE POLICIES OF:
- CHALLENGING ASSUMPTIONS
- ADAPTING TO OPPORTUNITIES IN THE LANDSCAPE
- AND CREATING BOXOFFICE OPPORTUNITY 12 MONTHS A YEAR

                                                        [VIVENDI UNIVERSAL LOGO]

--------------------       -----------------------        ---------------------
JANUARY 2000                    FEBRUARY 2000              [ERIN
THE HURRICANE 1/14                                          BROCKOVICH GRAPHIC]
ISN'T SHE GREAT 1/28                                        $255 MM WORLDWIDE
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
                                                                JUNE 2000
[U-571 GRAPHIC]              [GLADIATOR GRAPHIC]           ADVENTURES OF ROCKY
 $75 MILLION                  $420 MM WORLDWIDE            AND BULLWINKLE 6/30
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2000                                                      SEPTEMBER 2000

NUTTY PROFESSOR II:         [BRING IT ON GRAPHIC]              THE WATCHER 9/8
THE KLUMPS 7/30                $60 MILLION+
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
                                 NOVEMBER 2000                 DECEMBER 2000

   [MEET THE                   THE GRINCH 11/17            THE FAMILY MAN 12/15
PARENTS GRAPHIC]
 $29 MM OPENING
-------------------        -----------------------         --------------------
                                AND ITS WORKED

                                                        [VIVENDI UNIVERSAL LOGO]

--------------------       -----------------------        ---------------------
JANUARY 2000                    FEBRUARY 2000                   MARCH 2000

THE HURRICANE 1/14                                         ERIN BROCKOVICH 3/17
ISN'T SHE GREAT 1/28                                        THE SKULLS 3/31
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2000                      MAY 2000                        JUNE 2000

U-571 4/21                     GLADIATOR (INT'L)            ADVENTURES OF ROCKY
FLINTSTONES IN VIVA            SCREWED 5/12                 AND BULLWINKLE 6/30
ROCK VEGAS 4/28
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2000                       AUGUST 2000                    SEPTEMBER 2000

NUTTY PROFESSOR II:             BRING IT ON 8/25                THE WATCHER 9/8
THE KLUMPS 7/30
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2000                     NOVEMBER 2000                 DECEMBER 2000

MEET THE PARENTS 10/6
 BILLY ELLIOT  10/13            THE GRINCH 11/17           THE FAMILY MAN 12/15
-------------------        -----------------------         --------------------

                        JUST SOME OF OUR UPCOMING FILMS

                                                        [VIVENDI UNIVERSAL LOGO]


--------------------       -----------------------        ---------------------
JANUARY 2000                    FEBRUARY 2000                   MARCH 2000

THE HURRICANE 1/14                                         ERIN BROCKOVICH 3/17
ISN'T SHE GREAT 1/28                                        THE SKULLS 3/31
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2000                      MAY 2000                        JUNE 2000

U-571 4/21                     GLADIATOR (INT'L)            ADVENTURES OF ROCKY
FLINTSTONES IN VIVA            SCREWED 5/12                 AND BULLWINKLE 6/30
ROCK VEGAS 4/28
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2000                       AUGUST 2000                    SEPTEMBER 2000

NUTTY PROFESSOR II:             BRING IT ON 8/25                THE WATCHER 9/8
THE KLUMPS 7/30
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2000                                                  DECEMBER 2000
MEET THE PARENTS 10/6         [THE GRINCH LOGO]
BILLY ELLIOT  10/13            NOVEMBER 17, 2000           THE FAMILY MAN 12/15
-------------------        -----------------------         --------------------

                           DIRECTED BY RON HOWARD AND
                       STARRING JIM CARREY AS THE GRINCH


                                                        [VIVENDI UNIVERSAL LOGO]


--------------------       -----------------------        ---------------------
JANUARY 2000                    FEBRUARY 2000                   MARCH 2000

THE HURRICANE 1/14                                         ERIN BROCKOVICH 3/17
ISN'T SHE GREAT 1/28                                        THE SKULLS 3/31
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2000                      MAY 2000                        JUNE 2000

U-571 4/21                     GLADIATOR (INT'L)            ADVENTURES FOF ROCKY
FLINTSTONES IN VIVA            SCREWED 5/12                 AND BULLWINKLE 6/30
ROCK VEGAS 4/28
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2000                       AUGUST 2000                    SEPTEMBER 2000

NUTTY PROFESSOR II:             BRING IT ON 8/25                THE WATCHER 9/8
THE KLUMPS 7/30
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2000                     NOVEMBER 2000             [THE FAMILY MAN LOGO]

MEET THE PARENTS 10/6          THE GRINCH 11/17
BILLY ELLIOT  10/13                                            DECEMBER 15
-------------------        -----------------------         --------------------

                          A HEARTWARMING HOLIDAY FILM
                             STARRING NICOLAS CAGE


                                                        [VIVENDI UNIVERSAL LOGO]


--------------------       -----------------------        ---------------------
JANUARY 2001                    FEBRUARY 2001                   MARCH 2001

                            HEAD OVER HEELS 2/9            CAPTAIN CORELLI'S
                              HANNIBAL(INT'L)                MANDOLIN 3/16
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2001                      MAY 2001                        JUNE 2001

JOSIE & THE                 THE MUMMY RETURNS 5/11              DRAGONFLY
PUSSYCATS 4/13                                             HOUSE OF 1000 CORPSES
REDLINE 4/27
CAVEMAN'S VALENTINE
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2001                       AUGUST 2001                    SEPTEMBER 2001

JURASSIC PARK III             AMERICAN PIE II                  SPY GAME 9/7
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2001                     NOVEMBER 2001                 DECEMBER 2001

 K-PAX                       THE BOURNE IDENTITY              A BEAUTIFUL MIND
HOW HIGH
-------------------        -----------------------         --------------------

                                  AND IN 2001


                                                        [VIVENDI UNIVERSAL LOGO]


--------------------       -----------------------        ---------------------
JANUARY 2001                                                    MARCH 2001

                               [HANNIBAL LOGO]             CAPTAIN CORELLI'S
                                                             MANDOLIN 3/16
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2001                          MAY 2001                     JUNE 2001

JOSIE & THE                  THE MUMMY RETURNS 5/11              DRAGONFLY
PUSSYCATS 4/13                                             HOUSE OF 1000 CORPSES
REDLINE 4/27
CAVEMAN'S VALENTINE
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2001                       AUGUST 2001                    SEPTEMBER 2001

JURASSIC PARK III             AMERICAN PIE II                  SPY GAME 9/7
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2001                     NOVEMBER 2001                 DECEMBER 2001

 K-PAX                       THE BOURNE IDENTITY              A BEAUTIFUL MIND
HOW HIGH
-------------------        -----------------------         --------------------

                   ANTHONY HOPKINS RETURNS AS HANNIBAL LECTER,
            CO-STARRING JULIANNE MOORE AND DIRECTED BY RIDLEY SCOTT

                                                        [VIVENDI UNIVERSAL LOGO]


--------------------       -----------------------        ---------------------
JANUARY 2001                    FEBRUARY 2001

                            HEAD OVER HEELS 2/9            [CAPTAIN CORELLI'S
                              HANNIBAL(INT'L)                 MANDOLIN LOGO]
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2001                      MAY 2001                        JUNE 2001

JOSIE & THE                 THE MUMMY RETURNS 5/11              DRAGONFLY
PUSSYCATS 4/13                                             HOUSE OF 1000 CORPSES
REDLINE 4/27
CAVEMAN'S VALENTINE
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2001                       AUGUST 2001                    SEPTEMBER 2001

JURASSIC PARK III             AMERICAN PIE II                  SPY GAME 9/7
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2001                     NOVEMBER 2001                 DECEMBER 2001

 K-PAX                       THE BOURNE IDENTITY              A BEAUTIFUL MIND
HOW HIGH
-------------------        -----------------------         --------------------


           AN EPIC WWII DRAMA STARRING NICOLAS CAGE AND PENELOPE CRUZ.
                 DIRECTED BY JOHN MADDEN (SHAKESPEARE IN LOVE)


                                                        [VIVENDI UNIVERSAL LOGO]


--------------------       -----------------------        ---------------------
JANUARY 2001                    FEBRUARY 2001                   MARCH 2001

                            HEAD OVER HEELS 2/9            CAPTAIN CORELLI'S
                              HANNIBAL(INT'L)                MANDOLIN 3/16
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2001                                                      JUNE 2001

JOSIE & THE                          [THE                       DRAGONFLY
PUSSYCATS 4/13                       MUMMY                 HOUSE OF 1000 CORPSES
REDLINE 4/27                      RETURNS LOGO]
CAVEMAN'S VALENTINE
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2001                       AUGUST 2001                    SEPTEMBER 2001

JURASSIC PARK III             AMERICAN PIE II                  SPY GAME 9/7
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2001                     NOVEMBER 2001                 DECEMBER 2001

 K-PAX                       THE BOURNE IDENTITY              A BEAUTIFUL MIND
HOW HIGH
-------------------        -----------------------         --------------------

                  BRINGING BACK BRENDAN FRASER AND THE CAST OF
                       THE MUMMY. ALSO STARRING THE ROCK


                                                        [VIVENDI UNIVERSAL LOGO]

--------------------       -----------------------        ---------------------
JANUARY 2001                    FEBRUARY 2001                   MARCH 2001

                            HEAD OVER HEELS 2/9             CAPTAIN CORELLI'S
                              HANNIBAL(INT'L)                MANDOLIN 3/16
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2001                      MAY 2001                        JUNE 2001

JOSIE & THE                 THE MUMMY RETURNS 5/11              DRAGONFLY
PUSSYCATS 4/13                                             HOUSE OF 1000 CORPSES
REDLINE 4/27
CAVEMAN'S VALENTINE
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
                                AUGUST 2001                    SEPTEMBER 2001
[JURASSIC PARK III
 LOGO]                        AMERICAN PIE II                  SPY GAME 9/7
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2001                     NOVEMBER 2001                 DECEMBER 2001

 K-PAX                       THE BOURNE IDENTITY              A BEAUTIFUL MIND
HOW HIGH
-------------------        -----------------------         --------------------

                 THE WORLD'S MOST POWERFUL PREDATORS ARE BACK.
                         FROM PRODUCER STEVEN SPIELBERG

                                                        [VIVENDI UNIVERSAL LOGO]


--------------------       -----------------------        ---------------------
JANUARY 2001                    FEBRUARY 2001                   MARCH 2001

                            HEAD OVER HEELS 2/9             CAPTAIN CORELLI'S
                              HANNIBAL(INTL)                  MANDOLIN 3/16
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
APRIL 2001                      MAY 2001                        JUNE 2001

JOSIE & THE                 THE MUMMY RETURNS 5/11             DRAGONFLY
PUSSYCATS 4/13                                             HOUSE OF 1000 CORPSES
REDLINE 4/27
CAVEMAN'S VALENTINE
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
JULY 2001                                                      SEPTEMBER 2001
                              [AMERICAN PIE  2
JURASSIC PARK III              LOGO]                           SPY GAME 9/7
-------------------        -----------------------         --------------------
-------------------        -----------------------         --------------------
OCTOBER 2001                     NOVEMBER 2001                 DECEMBER 2001

 K-PAX                       THE BOURNE IDENTITY              A BEAUTIFUL MIND
HOW HIGH
-------------------        -----------------------         --------------------

                        THE CAST AND FILMMAKERS RETURN

                                                        [VIVENDI UNIVERSAL LOGO]

               --------------------------------------------------
                              BRIDGET JONES DIARY
                      FROM WILDLY POPULAR NOVEL WITH RENEE
                     ZELLWEGER, HUGH GRANT AND COLIN FIRTH
               --------------------------------------------------
               --------------------------------------------------
                                   DRAGONFLY
                          A SUPERNATURAL THRILLER FROM
                       TOM SHADYAC STARRING KEVIN COSTNER
               --------------------------------------------------
               --------------------------------------------------
                                    SPY GAME
                         A SPY THRILLER FROM TONY SCOTT
                     STARRING ROBERT REDFORD AND BRAD PITT
               --------------------------------------------------
               --------------------------------------------------
                                     K-PAX
                  AN INSPIRATIONAL STORY STARRING KEVIN SPACEY
               --------------------------------------------------
                              THE BOURNE IDENTITY
                  FROM THE BESTSELLING NOVEL BY ROBERT LUDLUM
                              STARRING MATT DAMON
               --------------------------------------------------
               --------------------------------------------------
                                A BEAUTIFUL MIND
                        A DRAMA STARRING RUSSELL CROWE
                             DIRECTED BY RON HOWARD
               --------------------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

                                    PROCESS
                                 ACCOUNTABILITY




                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                          UPG MAINTAINS DILIGENCE AND
                           ACCOUNTABILITY THROUGHOUT
                             THE FILMMAKING PROCESS

             -------------------------------------------------------




   [ ]===================[ ]===================[ ]====================[ ]
ACQUISITION          GREENLIGHTING       PRE-PRODUCTION          PRODUCTION

                                                        [VIVENDI UNIVERSAL LOGO]

 LIKE ANY STUDIO,
 WE ARE BARRAGED
 WITH FILMMAKING
  OPPORTUNITIES



[IMAGINE LOGO]               [BEACON LOGO]

[JERSEY FILMS LOGO]          [WORKING TITLE FILMS LOGO]







   [ ]===================[ ]===================[ ]====================[ ]
ACQUISITION          GREENLIGHTING       PRE-PRODUCTION          PRODUCTION

                                                        [VIVENDI UNIVERSAL LOGO]

 OUR PRIMARY SUPPLIERS
  HAVE EXCELLENT TRACK
 RECORDS FOR DELIVERING
     COMMERCIAL AND
   CRITICAL SUCCESSES





[IMAGINE LOGO]               [BEACON LOGO]

[JERSEY FILMS LOGO]          [WORKING TITLE FILMS LOGO]





   [ ]===================[ ]===================[ ]====================[ ]
ACQUISITION          GREENLIGHTING       PRE-PRODUCTION          PRODUCTION

                                                        [VIVENDI UNIVERSAL LOGO]

AT UNIVERSAL, NO FILM IS
  UNDERTAKEN WITHOUT
    PASSING THROUGH
      OUR RIGOROUS
 GREENLIGHTING PROCESS

 GREENLIGHTING REQUIRES
   CONSENSUS BUILDING
       AND DEBATE




[IMAGINE LOGO]               [BEACON LOGO]

[JERSEY FILMS LOGO]          [WORKING TITLE FILMS LOGO]





   [ ]===================[ ]===================[ ]====================[ ]
ACQUISITION          GREENLIGHTING       PRE-PRODUCTION          PRODUCTION

                                                        [VIVENDI UNIVERSAL LOGO]

     WE SOLICIT
 PROJECTIONS FROM:



----------------------------------------------------

      THEATRICAL MARKETING AND DISTRIBUTION

----------------------------------------------------

----------------------------------------------------

                  VIDEO AND DVD

----------------------------------------------------

----------------------------------------------------

                   TELEVISION

----------------------------------------------------

----------------------------------------------------

                 CONSUMER PRODUCTS

----------------------------------------------------





   [ ]===================[ ]===================[ ]====================[ ]
ACQUISITION          GREENLIGHTING       PRE-PRODUCTION          PRODUCTION

                                                        [VIVENDI UNIVERSAL LOGO]

DIVISIONS ARE HELD
 ACCOUNTABLE FOR
 THEIR PROJECTION
REVENUES AND COSTS






----------------------------------------------------

      THEATRICAL MARKETING AND DISTRIBUTION

----------------------------------------------------

----------------------------------------------------

                  VIDEO AND DVD

----------------------------------------------------

----------------------------------------------------

                   TELEVISION

----------------------------------------------------

----------------------------------------------------

                 CONSUMER PRODUCTS

----------------------------------------------------





   [ ]===================[ ]===================[ ]====================[ ]
ACQUISITION          GREENLIGHTING       PRE-PRODUCTION          PRODUCTION

                                                        [VIVENDI UNIVERSAL LOGO]

                            UPG CAREFULLY PLANS AND
                         SUPERVISES FILMS IN PRODUCTION

-----------------------------                 ----------------------------------

         CAREFUL                                           AGGRESSIVE
      PRE-PRODUCTION                                       PRODUCTION
                                ========>                  SUPERVISION

-----------------------------                 ----------------------------------



                    AGGRESSIVE SUPERVISION IN PRE-PRODUCTION,
                     PRODUCTION, AND POST-PRODUCTION OFFERS
                     SPECIFIC OPPORTUNITIES TO REASSESS OUR
                      ASSUMPTIONS AND ADJUST IF NECESSARY



   [ ]===================[ ]===================[ ]====================[ ]
ACQUISITION          GREENLIGHTING       PRE-PRODUCTION          PRODUCTION

                                                        [VIVENDI UNIVERSAL LOGO]

                            UPG CAREFULLY PLANS AND
                         SUPERVISES FILMS IN PRODUCTION



-----------------------------                 ----------------------------------

         CAREFUL                                           AGGRESSIVE
      PRE-PRODUCTION                                       PRODUCTION
                                ========>                  SUPERVISION

-----------------------------                 ----------------------------------


                     ONE BENEFIT OF THIS PROCESS IS THAT IT
                  ALLOWED US TO GAMBLE ON FIRST TIME DIRECTORS

[AMERICAN PIE POSTER] [THE BEST MAN POSTER]  [BRING IT ON POSTER]  [BILLY ELLIOT POSTER]


   [ ]===================[ ]===================[ ]====================[ ]
ACQUISITION          GREENLIGHTING       PRE-PRODUCTION          PRODUCTION

                                                        [VIVENDI UNIVERSAL LOGO]

                            UPG CAREFULLY PLANS AND
                         SUPERVISES FILMS IN PRODUCTION

-----------------------------                 ----------------------------------

         CAREFUL                                           AGGRESSIVE
      PRE-PRODUCTION                                       PRODUCTION
                                ========>                  SUPERVISION

-----------------------------                 ----------------------------------

                             AND MANAGE THE BIGGER
                           MORE ELABORATE PRODUCTIONS


[GLADIATOR POSTER]  [DR. SEUSS' HOW THE GRINCH STOLE CHRISTMAS POSTER]  [ERIN BROCKOVICH POSTER]



   [ ]===================[ ]===================[ ]====================[ ]
ACQUISITION          GREENLIGHTING       PRE-PRODUCTION          PRODUCTION

                                                        [VIVENDI UNIVERSAL LOGO]

                            UPG CAREFULLY PLANS AND
                         SUPERVISES FILMS IN PRODUCTION



-----------------------------                 ----------------------------------

         CAREFUL                                           AGGRESSIVE
      PRE-PRODUCTION                                       PRODUCTION
                                ========>                  SUPERVISION

-----------------------------                 ----------------------------------

                                AND THE PICTURES
                                 HAVE DELIVERED

--------------------------------------------------------------------------------

- AMERICAN PIE GROSSED 13X BUDGET
- BEST MAN BROUGHT BACK BUDGET ITS OPENING WEEKEND
- BRING IT ON WILL GROSS 6X BUDGET
- ERIN BROCKOVICH GROSSED $255 MILLION WORLDWIDE
- GLADIATOR GROSSING $420 MILLION WORLDWIDE - AND COUNTING!


   [ ]===================[ ]===================[ ]====================[ ]
ACQUISITION          GREENLIGHTING       PRE-PRODUCTION          PRODUCTION

                                                        [VIVENDI UNIVERSAL LOGO]

                                      RISK
                                   PROTECTION






                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                        BECAUSE OF INDUSTRY DYNAMICS, THE
                           MOTION PICTURE BUSINESS IS
                           FUNDAMENTALLY A LOW RETURN
                        BUSINESS. AS A RESULT, WE MANAGE
                           OUR INVESTMENT RIGOROUSLY.

             -------------------------------------------------------





                                                        [VIVENDI UNIVERSAL LOGO]

-----------------------------                 ----------------------------------

       UPG MANAGES                                     IN ORDER TO HAVE A
     ITS SLATE WITHIN                                FULL SLATE, UPG HAS TO
    A CORPORATE MANDATED         ========>                MAKE CHOICES
      PRODUCTION CAP

-----------------------------                 ----------------------------------


                       WE CONSIDER A VARIETY OF FINANCING
                      ARRANGEMENTS IN ORDER TO BALANCE THE
                     LIMITS OF PRODUCTION SPENDING AGAINST
                            THE PROPER MIX OF RIGHTS




                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                             RETAIN WORLDWIDE RIGHTS

             -------------------------------------------------------



          [THE MUMMY RETURNS POSTER]             [JURASSIC PARK III POSTER]


                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                             STUDIO JOINT VENTURES

             -------------------------------------------------------


----------------------------

        GLADIATOR                                 [GLADIATOR PHOTO]
    A BEAUTIFUL MIND
     JOINT VENTURES
     WITH DREAMWORKS
      BOTH STARRING
      RUSSELL CROWE

----------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                           OPPORTUNISTIC RIGHTS SALES

             -------------------------------------------------------


----------------------------

           K-PAX                                     [PHOTO]
    ABILITY TO FINANCE
    65% OF THE FILM IN
      EXCHANGE FOR
 INTERNATIONAL TERRITORIES

----------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                       CONTINUING BUSINESS RELATIONSHIPS

             -------------------------------------------------------


                      WHICH HAVE THE BENEFIT OF PROVIDING
                         ONGOING CREATIVE OPPORTUNITIES



                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                       CONTINUING BUSINESS RELATIONSHIPS

             -------------------------------------------------------




   UNIVERSAL HAS THE OPTION                       [BEACON LOGO]
TO ACQUIRE DOMESTIC RIGHTS TO
   BEACON'S FILMS FOR LESS
    THAN 40% OF THE BUDGET




                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                       CONTINUING BUSINESS RELATIONSHIPS

             -------------------------------------------------------



  OUR RELATIONSHIP BROUGHT US:                       [BEACON LOGO]

- THE SUMMER'S SUPRISE HIT:
 BRING IT ON

- THE FAMILY MAN, STARRING
  NICOLAS CAGE

- SPY GAME, WITH ROBERT
   REDFORD AND BRAD PITT



                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                       CONTINUING BUSINESS RELATIONSHIPS

             -------------------------------------------------------




PREVIOUSLY A JOINT VENTURE WITH                 [WORKING TITLE FILMS LOGO]
 CANAL+ - THAT IS WHOLLY WITHIN
  THE VIVENDI UNIVERSAL FAMILY




                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                       CONTINUING BUSINESS RELATIONSHIPS

             -------------------------------------------------------




   BROUGHT US NOTTING HILL AND                  [WORKING TITLE FILMS LOGO]
 THE ONGOING PRODUCTION OUTPUT
OF THE MOST SUCCESSFUL OVERSEAS
       SUPPLIER OF FILMS



                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                       CONTINUING BUSINESS RELATIONSHIPS

             -------------------------------------------------------



        WITH UPCOMING                           [WORKING TITLE FILMS LOGO]
      FILMS TO INCLUDE:



[CAPTAIN CORELLI'S MANDOLIN POSTER]    [BRIDGET JONE'S DIARY POSTER]

[BILLY ELLIOTT POSTER]           [PHOTO]




                                                        [VIVENDI UNIVERSAL LOGO]

                      UPG BUILDS FRANCHISES TO PROTECT RISK

                         FRANCHISES ARE MORE PREDICTIVE


-------------------------------------   ----------------------------------------

    AUDIENCES ALREADY KNOW                       ALLOWING US TO CAPTURE
  AND LOVE THESE CHARACTERS,                     COMPETITIVE ADVANTAGE
    SO THEY ARE EASIER AND                      OF BRANDING AND SYNERGY
LESS EXPENSIVE TO RE-INTRODUCE

-------------------------------------   ----------------------------------------



       IN THE 1990S,                    [THE MUMMY POSTER] [AMERICAN PIE POSTER]
 8 OF 10 UNIVERSAL SEQUELS
      WERE PROFITABLE

     IN 1999, UNIVERSAL
   BUILT 2 NEW FRANCHISES




                                                        [VIVENDI UNIVERSAL LOGO]

                     UPG BUILDS FRANCHISES TO PROTECT RISK

                    UNIVERSAL'S BUSINESS PROCESS ALLOWS FOR
                       EFFECTIVE TURNAROUND OF FRANCHISE




THE COMPETITION                                    WHILE UNIVERSAL IS
  IS MIRED IN                                        IN PRODUCTION
  DEVELOPMENT
                         [JURRASIC PARK III POSTER] [AMERICAN PIE POSTER]
---------------------

       MIB2

     JUMJANJI 2

      ZORRO 2

---------------------          [THE MUMMY RETURNS POSTER]   [HANNIBAL POSTER]





                                                        [VIVENDI UNIVERSAL LOGO]

                                   LEVERAGING
                                   OPPORTUNITY
                                ACROSS DIVISIONS
                                ----------------
                                   THE GRINCH
                                      MODEL




                                                        [VIVENDI UNIVERSAL LOGO]

             -------------------------------------------------------

                       IN ORDER TO MAXIMIZE RETURNS, UPG
                      COORDINATES WITH EVERY BUSINESS UNIT
                      TO SEEK NEW BUSINESS OPPORTUNITY AND
                           MAXIMIZE ANCILLARY REVENUE

             -------------------------------------------------------




                                                        [VIVENDI UNIVERSAL LOGO]

                         CROSS PROMOTING THE GRINCH WAS
                           A COMPANY-WIDE IMPERATIVE


                                   -------------------------------------

                                            PROMOTIONAL PARTNERS

                                   -------------------------------------

[PHOTO]

                      ========>    [HERSHEY'S LOGO]  [SPRITE LOGO]
                                   [VISA LOGO]  [KELLOGG'S LOGO] [WENDY'S LOGO]
                                                [NABISCO LOGO]
                                   [ZIPLOC LOGO]                 [UNITED STATES POSTAL SERVICE LOGO]

                                   -------------------------------------

                                       OVER $200 MILLION IN SUPPORT
                                           $65 MILLION IN MEDIA
                                       LARGEST PROMOTIONAL CAMPAIGN
                                        OF THE YEAR - AND UNIVERSAL'S
                                          LARGEST CAMPAIGN EVER

                                   -------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]

                        CROSS PROMOTING THE GRINCH WAS
                           A COMPANY-WIDE IMPERATIVE

                                   -------------------------------------

                                             CONSUMER PRODUCTS

                                   -------------------------------------
[PHOTO]                              [GRINCH HAT PHOTO]  [GRINCH CLOTHING PHOTO]
           =========>               [GRINCH SNEAKER GRAPHIC]




                                   -------------------------------------

                                          OVER 1,000 PRODUCTS FROM
                                         OVER 100 COMPANIES SOLD IN
                                         RETAILERS AROUND THE WORLD

                                   -------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]

                         CROSS PROMOTING THE GRINCH WAS
                           A COMPANY-WIDE IMPERATIVE


                                   -------------------------------------

                                                THEME PARKS

                                   -------------------------------------
[PHOTO]
                    ========>                     [PHOTO]




                                   -------------------------------------

                                          GRINCHMAS AT UNIVERSAL
                                        HUGE DISPLAYS AT ALL THEME
                                           PARKS FOR HOLIDAY '00

                                   -------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]

                         CROSS PROMOTING THE GRINCH WAS
                           A COMPANY-WIDE IMPERATIVE



                                   -------------------------------------

                                                  MUSIC

                                   -------------------------------------
[PHOTO]
                    ========>       [THE GRINCH WHO STOLE CHRISTMAS POSTER]




                                   -------------------------------------

                                        SOUNDTRACK FROM INTERSCOPE
                                          FEATURING TOP COUNTRY,
                                             ROCK, HIP HOP AND
                                           ALTERNATIVE ARTISTS

                                   -------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

                         CROSS PROMOTING THE GRINCH WAS
                           A COMPANY-WIDE IMPERATIVE


[PHOTO]                                     ------------------------------------

                                                          BUT THERE ARE
                                                         PIECES MISSING
                         ========>

                                                         IN THE FUTURE,
                                                        THE DIVISIONS OF
                                                        VIVENDI UNIVERSAL
                                                          WILL COMPLETE
                                                           THE PUZZLE

                                            ------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]

                         CROSS PROMOTING THE GRINCH WAS
                           A COMPANY-WIDE IMPERATIVE


[PHOTO]                                     ------------------------------------

                                                   IN THE FUTURE, THIS KIND
                                                     OF PROPERTY WOULD BE
                         ========>                   LEVERAGED ACROSS ALL
                                                        OF THE VIVENDI
                                                     UNIVERSAL DIVISIONS

                                                   - VIZZAI - WIRELESS
                                                 - CANAL + - SUBSCRIBERS
                                                     - HAVAS - GAMES

                                            ------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]

                                   LOOKING TO
                                   THE FUTURE



                                                        [VIVENDI UNIVERSAL LOGO]

---------------------------------------     A GLOBAL ORGANIZATION WITH
                                            OVER 1,200 EMPLOYEES.

             HERE'S WHO                     RESPONSIBLE FOR:
            WE ARE TODAY                    -  DEVELOPMENT OF THEATRICAL,
                                               MADE FOR VIDEO AND TV
                                               ANIMATION PRODUCT
---------------------------------------
                                            -  DOMESTIC AND INTERNATIONAL
                                              PRODUCTION

                                            -  WORLDWIDE THEATRICAL AND
                                              VIDEO DISTRIBUTION

                                            -  SPECIALTY FILM PRODUCTION,
                                              ACQUISITION AND DISTRIBUTION


                                                        [VIVENDI UNIVERSAL LOGO]

---------------------------------------              REVENUE BREAKDOWN


             HERE'S WHO                                [PIE CHART]
            WE ARE TODAY

---------------------------------------

                                                TELEVISION     25%
                                                OTHER           5%
                                                THEATRICAL     25%
                                                HOME VIDEO     45%



                                                        [VIVENDI UNIVERSAL LOGO]

---------------------------------------              REVENUE BREAKDOWN


             HERE'S WHO                                [PIE CHART]
            WE ARE TODAY

---------------------------------------                THEATRICAL 25%


                                           -------------------------------------
                                                         THEATRICAL

                                                      55% NORTH AMERICA

                                                      45% REST OF WORLD

                                           -------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]

---------------------------------------              REVENUE BREAKDOWN


             HERE'S WHO                                [PIE CHART]
            WE ARE TODAY

---------------------------------------                HOME VIDEO 45%


                                           -------------------------------------
                                                         HOME VIDEO

                                                      60% NORTH AMERICA

                                                      40% REST OF WORLD

                                           -------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]

                                                     REVENUE BREAKDOWN

 THE MAJORITY OF THE REVENUES
    ARE FROM NORTH AMERICA                              [PIE CHART]

     THERE ARE TREMENDOUS
   OPPORTUNITIES TO EXPAND                             HOME VIDEO 45%
    OUR REVENUE ACROSS THE
    WORLD THROUGH COMBINED
   VIVENDI UNIVERSAL ASSETS                -------------------------------------
                                                         HOME VIDEO

                                                      60% NORTH AMERICA

                                                      40% REST OF WORLD

                                           -------------------------------------



                                                        [VIVENDI UNIVERSAL LOGO]

     --------------------------------------------------------------------

                                   KEY GROWTH

    ---------------------------------------------------------------------


                    THE DVD PLATFORM IS PROVIDING ENORMOUS
                        ANCILLARY VALUE TO OUR PROPERTIES


[JAWS POSTER] [THE MUMMY POSTER] [GALAXY QUEST POSTER] [END OF DAYS POSTER] [AMERICAN PIE POSTER] [ERIN BROCKOVICH POSTER] [SAVING PRIVATE RYAN POSTER] [THE BONE COLLECTOR POSTER]


                      USHV HAS 8 DVD TITLES SHIPPING OVER
                  1 MILLION UNITS - MORE THAN ANY OTHER STUDIO

            INCLUDING ERIN BROCKOVICH, THE FIRST FEMALE DRIVEN TITLE
                   TO CROSS THE EXCLUSIVE 1MM UNIT THRESHOLD




                                                        [VIVENDI UNIVERSAL LOGO]

     --------------------------------------------------------------------

                                   KEY GROWTH

     --------------------------------------------------------------------


--------------------------------------------------------------------------------

- BY END OF FISCAL 2000, USHV DISTRIBUTED 5 OF THE TOP
  20 SELLING DVD TITLES OF ALL TITLE

- FY00 FULL YEAR DOMESTIC DVD REVENUE GREW
  APPROXIMATELY 90% OVER FY99. Q4 REVENUE WAS UP
  NEARLY 140% YEAR OVER YEAR

--------------------------------------------------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

     --------------------------------------------------------------------

                                   KEY GROWTH

     --------------------------------------------------------------------

                     OVER 2 MM DVD UNITS HAVE BEEN ORDERED
                        ON JURASSIC PARK AND LOST WORLD



                 [JURASSIC PARK POSTER] [THE LOST WORLD POSTER]


                AND IN A DVD INDUSTRY FIRST - WE ARE PROVIDING A
               HOTLINK TO THE SET OF JURASSIC PARK 3; PROVIDING A
                NEW MARKETING TOOL TO REACH A DEDICATED FANBASE


                                                        [VIVENDI UNIVERSAL LOGO]

   -------------------------------------------------------------------------

                   RE-INVENTING OURSELVES IN THE DIGITAL AGE

   -------------------------------------------------------------------------

- CREATING NEW DISTRIBUTION                          - VIDEO-ON-DEMAND
  CHANNELS FOR TRADITIONAL
  FEATURE FILM CONTENT

- REDUCING PRODUCTION,                               - E-CINEMA
  MARKETING AND DISTRIBUTION                         - E-PROCUREMENT
  COSTS                                              - EXTRANET ACTIVITIES
                                                       (EXHIBITORRELATIONS.COM)

- INCREASE MARKETING              ========>          - LEVERAGE INTERNET TO MARKET
  EFFICIENCY                                           DIRECTLY TO CONSUMERS IN A
                                                       MORE TARGETED WAY

- CREATE NEW
  PRODUCTS/BUSINESSES AROUND                         - SOURCING IDEAS AND TALENT ON-
  UNIVERSAL'S CORE PRODUCTION                          LINE
  AND MARKETING ACTIVITIES,                          - OUT-TAKES, BEHIND-THE-SCENES
  AND FEATURE FILM LIBRARY                             FOOTAGE
                                                     - CREATIVE MARKETING MATERIALS
- CREATE/INVEST IN NEW                               - FILM CLIPS (e.g. E-GREETINGS)
  CONTENT BUSINESSES THAT
  LEVERAGE UNIVERSAL'S                               - HYPNOTIC.COM - CONTROLLING
  PRODUCTION, MARKETING AND                            INTEREST IN SHORT FILMS FOR
  DISTRIBUTION OPERATIONS                              INTERNET THAT CAN BUILD INTO A
                                                       BROADER VERTICAL MOVIE PORTAL


                                                        [VIVENDI UNIVERSAL LOGO]

   -------------------------------------------------------------------------

                          VIVENDI UNIVERSAL SYNERGIES

   -------------------------------------------------------------------------


COMBINED, THE PRODUCTION AND DISTRIBUTION SYNERGY POTENTIAL FOR
UNIVERSAL PICTURES AND STUDIO CANAL IS EXPECTED TO DRIVE STRONG
REVENUE GROWTH...


-------------------------------------   ----------------------------------------

        PRODUCTION SYNERGIES                    DISTRIBUTION SYNERGIES

- PURSUE CO-PRODUCTION                   - UTILIZE COMMON THEATRICAL,
  OPPORTUNITIES                            VIDEO AND TV DISTRIBUTION
- COMBINE INTERNATIONAL                  - ASSUMING DISTRIBUTION OF STUDIO
  ACQUISITION EFFORTS                      CANAL PRODUCT ON VIDEO
- MINE LIBRARIES FOR PRODUCT             - ESTABLISH DIRECT DISTRIBUTION
  REMAKES INCLUDING FILM, DIRECT-          OPERATIONS IN TERRITORIES
  TO-VIDEO, AND TV ANIMATION               CURRENTLY COVERED BY THIRD
- LEVERAGE UNIVERSAL PRODUCTION            PARTIES
  ASSETS

-------------------------------------   ----------------------------------------

  ...RESULTING IN AN EXPECTED 10% REVENUE LIFT...IN ADDITION
  TO LOWER INVESTMENT SPENDING AND OVERHEAD COST BENEFITS


                                                        [VIVENDI UNIVERSAL LOGO]

   -------------------------------------------------------------------------

                                VIVENDI UNIVERSAL

   -------------------------------------------------------------------------



                     WE WILL ALSO BE LEVERAGING OUR ASSETS
                   ACROSS ALL THE VIVENDI UNIVERSAL DIVISIONS


            SHORT TERM                                  LONG TERM
-------------------------------------   ----------------------------------------

   UPG WILL ACT AS ENABLER                    UPG WILL LEVERAGE PRODUCT
- FEEDING PRODUCT INTO                         ACROSS THE WIDE ARRAY OF
PIPELINE                                        EMERGING PLATFORMS
- ATTRACTING SUBSCRIBERS TO                    CAPITALIZING ON VIVENDI
VIZZAVI AND CANAL +                           UNIVERSAL'S FOOTPRINT IN
                                                WIRELESS TECHNOLOGY

-------------------------------------   ----------------------------------------

                                                        [VIVENDI UNIVERSAL LOGO]

      IN THIS NEW AND DIVERSIFIED, GLOBAL ENTERTAINMENT COMPANY, UNIVERSAL
          PICTURES IS THE CONTENT FOCAL POINT FOR FILMED ENTERTAINMENT


                     [CONSUMER ENTERTAINMENT ASSETS GRAPIC]


                                    CONSUMER
                              ENTERTAINMENT ASSETS


                                    GLOBAL
                                  DISTRIBUTION
                      CANAL                         CANAL +       WITH OUR CONTENT
IT IS A COMBINED    SATELLITE                                      IN PLACE AND
 OPERATION THAT                                                    OUR BRETHREN
ONLY WORKS WITH         <=======    UNIVERSAL     =======>          LEADING THE
   A STRONG                         PICTURES                       WAY INTO THE
 CORE FEEDING                                                     DIGITAL AGE,
 THE COMPANY                                                      WE ARE CONFIDENT
                                                                   IN A STRONG AND
                                                                   SHINING FUTURE AT
                    HAVAS          MARKETING         VIZZAVI      VIVENDI UNIVERSAL

                                    STUDIO
                                   UNIVERSAL



                                                        [VIVENDI UNIVERSAL LOGO]

   -------------------------------------------------------------------------

                                    SUMMARY

   -------------------------------------------------------------------------


     RETURN TO PROFITABILITY                 DRIVE GROWTH FOR THE FUTURE
-------------------------------------   ----------------------------------------

       CHANGED BUSINESS                         BUILDING ASSETS ACROSS
        FUNDAMENTALS                                NEW PLATFORMS
     - SLATE MANAGEMENT -                               - DVD -
   - PROCESS ACCOUNTABILITY -                    - DIGITIAL INITIATIVES -
- RIGOROUS RISK MANAGEMENT -                   - COMBINED SYNERGIES -
 -LEVERAGING OPPORTUNITIES -

-------------------------------------   ----------------------------------------


                                                        [VIVENDI UNIVERSAL LOGO]

                    UPG'S RE-EMERGENCE IS REAL HERE TO STAY


                    ...AND NOW EVEN MORE EXPLOITABLE WITH
                    THE COMBINED ASSETS OF VIVENDI
                    UNIVERSAL AND CANAL +



                                                        [VIVENDI UNIVERSAL LOGO]